Company Contact: Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-4455 E-mail: allen.zhang@pansoft.com	Investor Contact: CCG Investor Relations Mr. John Harmon, CFA, Sr. Account Manager Phone: +86-10-8573-1012 E-mail: john.harmon@ccgir.com www.ccgirasia.com

Pansoft Announces Fiscal Third-Quarter 2012 Financial Results

•        Revenues Increase 13% Year over Year

JINAN, China, May 31, 2012 -- Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced unaudited financial results for the fiscal third quarter ended March 31, 2012.

Highlights for the Fiscal Third Quarter:

●	Revenues were $4.45 million, an increase of 13.0% versus the year-ago quarter
●	Gross profit was $0.22 million, a decrease of 75.7% versus the year-ago quarter
●	Operating loss was $1.24 million, compared to an operating loss of $0.3 million in the year-ago quarter
●	Net loss attributable to Pansoft shareholders was $1.0 million, compared to net income attributable to Pansoft shareholders of $0.1 million in the year-ago quarter
●	Net loss per diluted share attributable to Pansoft shareholders was $0.22, compared to a net loss attributable to Pansoft shareholders of $0.04 per share in the year-ago quarter

Highlights for the Fiscal First Nine Months of 2012:

●	Revenues were $17.9 million, an increase of 22.3% from $14.7 million in the year-ago period
●	Gross profit was $3.8 million, a decrease of 32.4% compared to $5.6 million in the year-ago period
●	Operating loss was $0.34 million, compared to an operating profit of $2.2 million in the year-ago period
●	Net loss attributable to Pansoft common shareholders was approximately $71,000, compared to net income of $2.4 million in the year-ago period
●	Net loss per diluted share attributable to Pansoft shareholders was $0.01, compared to net income of $0.40 per share in the year-ago period

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“During the fiscal third quarter, we achieved modest year-over-year revenue growth, driven by strength at our HongAo and Pansoft-Japan subsidiaries, which offset softer results from our core Pansoft China business. In particular, higher HR costs resulting from our expanded team put significant pressure on our gross margins in the quarter”, said Hugh Wang, Pansoft’s Chairman of the Board. “Nevertheless, we remain confident that our business model is sound and we remain committed to serving the large ERP software market in China. Our immediate priority is to improve margins and restore profitability in the near term.”

Financial Results Highlights for the Fiscal Third-Quarter of 2012

Revenues for the fiscal third quarter ended March 31, 2012 were $4.45 million, as compared to $3.9 million in the year-ago quarter, an increase of 13.0%, of which, approximately 76.2% was contributed by Pansoft-China and ITLamp and 23.8% by acquired and other businesses. The year-over-year revenue growth was primarily due to: 1) Pansoft-China receiving additional revenues from new projects in the power industry, 2) Pansoft-Japan receiving new orders and higher revenue versus the year-ago quarter, when the subsidiary had just been established and begun operation, and 3) HongAo recognizing more revenue in the quarter, with certain projects being inspected and accepted by customers.

Cost of sales was $4.2 million, an increase of 39.5% versus $3.0 million in the year-ago quarter. Cost of sales increased faster than revenues, largely due to $1.2 million higher staffing cost at Pansoft-China due to higher headcount and therefore, higher compensation expense, and also due to higher bonus provisions for the whole year . Costs at Pansoft-Japan, the outsourcing joint venture for testing mobile-phone software, were lower off a higher base in the year-ago quarter due to one-time training expenses in Japan.

Gross profit was $0.22 million, a decrease of 75.7% from $0.9 million from the year-ago quarter. Gross margin was 4.9%, as compared to 23.0% in the year-ago quarter. The decline in the gross margin was mainly due to the aforementioned reasons.

Operating expenses were $1.45 million, an increase of 19.3% from $1.2 million in the year-ago quarter. The increase in operating expenses was mainly due to higher selling expense, compensation expense and professional service fees for the “going-private” process.

Operating loss was $1.15 million, as compared to an operating loss of $0.12 million in the year-ago quarter.

Net loss attributable to Pansoft shareholders was $1.0 million, compared to net profit attributable to Pansoft shareholders of $0.1 million in the year-ago quarter, which was mainly due to start-up losses at Pansoft-Japan and higher amortization expense related to recent acquisitions.

Net loss per diluted share attributable to Pansoft shareholders was $0.22, as compared to a net loss per diluted share attributable to Pansoft shareholders of $0.04 in the year-ago quarter.

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Financial Results Highlights for the First Nine Months of Fiscal 2012

Revenues for the nine months ended March 31, 2012 were $17.9 million, compared to $14.7 million in the same period last year, an increase of 22.3%. Cost of sales was $14.2 million, a 55.9% increase from $9.1 million in the year-ago nine-month period. Gross profit was $3.8 million, a decrease of 32.4% from $5.6 million in the same period last year. Gross margin was 21.1%, compared to 38.1% in the year-ago nine-month period. Operating expenses were $4.1 million, an increase of 22.9% from $3.3 million in the same period last year. Operating loss was $0.3 million, compared to an operating profit of $2.2 million in the year-ago nine-month period. Net loss attributable to Pansoft shareholders was approximately $71,000, compared to a net profit of $2.4 million in the corresponding period in fiscal 2011. Net loss per diluted share attributable to Pansoft shareholders was $0.01, as compared to a net profit of $0.40 per share in the corresponding period in fiscal 2011.

Segment Performance

The Company reports its financial results in three segments: (1) design, development, implementation and servicing of ERP systems for the energy industry such as oil/gas and coal mining; (2) provision of technology solutions and related services to thermal power industry; and (3) outsourced mobile phone software testing and development.

•	Pansoft-China and ITLamp represent the core business of the Company and are engaged in the design, development, implementation and servicing of ERP systems for the energy industry such as oil/gas and coal mining, which together contributed 76.2% of total revenue for the fiscal third quarter ended March 31, 2012. In the quarter, revenues were $3.4 million, and the net loss was $0.5 million. ITLamp, which was acquired in June 2010, operates as an oilfield software development and service provider, primarily serving the Tarim Oilfield in Xinjiang province. In the quarter, ITLamp recorded revenues of $0.3 million (5.8% of quarterly revenue) and net income of approximately $27,000 million.

•	HongAo, in which Pansoft acquired a 55.01% stake in October 2010, serves the thermal power industry as a technical service provider in Shandong province. Net revenues were $0.5 million (11.4% of quarterly revenue) and the net loss was $0.4 million.

•	Pansoft-Japan was established in August 2010 to provide outsourcing functions for Japanese clients, initially in the field of cell-phone software testing. The new testing operation was set up in Jinan, China with a front office in Osaka, Japan. Pansoft-Japan continues to incur start-up losses exceeding initial budget expectations. Net revenues were $0.5 million (11.9% of quarterly revenue) and the net loss was $0.17 million. The venture is still expected to break even towards the end of the 2012 calendar year.

•	Langji, which Pansoft acquired in October 2011, serves China’s coal-mining industry as a leading HR solution provider. Net revenues were approximately $24,000 (0.5% of quarterly revenue) and the net loss was approximately $128,000.

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(in USD)	Pansoft Segment Income Statement Three Months Ended March 31, 2012
	Pansoft-CN + ITLamp	HongAo	Pansoft-JP	LangJi	Total
Revenues	$3,390,869	$506,377	$528,955	$24,235	$4,450,436
Cost of revenues	3,080,555	528,755	580,946	40,400	4,230,656
Gross profit	310,314	(22,378)	(51,991)	(16,165)	219,780
Total operating expenses	823,037	396,635	115,993	112,213	1,456,878
Income from operations	(521,723)	(419,013)	(167,984)	(128,378)	(1,237,098)

(in USD)	Pansoft Segment Income Statement Nine Months Ended March 31, 2012
	Pansoft-CN + ITLamp	HongAo	Pansoft-JP	LangJi	Total
Revenues	$11,854,975	$3,862,399	$1,585,258	$627,151	$17,929,783
Cost of revenues	8,541,078	3,106,406	2,113,823	393,871	14,155,178
Gross profit	3,313,897	755,993	(528,565)	233,280	3,774,605
Total operating expenses	2,183,275	1,236,620	424,683	268,925	4,113,503
Income from operations	1,130,622	(480,627)	(953,248)	(35,645)	(338,898)

Financial Condition

As of March 31, 2012, Pansoft had $2.9 million in cash and equivalents, as compared to $3.7 million as of June 30, 2011. Cash and cash equivalents exclude $4.8 million in short-term investments, versus $6.8 million as of June 30, 2011, and the decrease was primarily due to slower-than-expected cash inflow in the quarter as our clients slowed their payment process under the current economic environment. Total current assets were $26.3 million, as of March 31, versus $24.1 million as of June 30, 2011, including a $2.6 million increase in prepayments and deposits, a $2.2 million increase in inventory, offset by a $2.0 million decrease in short-term investments. Current liabilities were $9.9 million as of March 31, as compare to $6.8 million as of June 30, 2011, versus stockholders’ equity was $23.5 million as of March 31, 2012 versus $23.5 million as of June 30, 2011.

Business Outlook

Pansoft will continue to expand its team for future business growth. The Company will continue to focus on the coal mining, thermal power and oilfield markets.

“While we continue to experience revenue growth in this fiscal year, our margins remain under pressure from the higher costs and expenses incurred from the realization of our business expansion strategy. We expect to post a slight net profit this fiscal year.” concluded Mr. Wang.

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About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP”) software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions in various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information visit http://www.pansoft.com.

Forward-Looking Statements

This press release contains forward-looking statements concerning Pansoft Company Limited, including but are not limited to, statements regarding Pansoft’s acquisition strategies, projected revenue growth, contracts with customers, timing of development projects, and efforts to achieve business growth. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, purchase cycle of major customers, changes in technology or product techniques, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company's reports filed with the Securities and Exchange Commission. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

– Financial Tables Follow –

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Pansoft Company Limited

Consolidated Statements of Operations and Comprehensive Income

For the Three and Nine-Months Ended March 31, 2012 and 2011

(in U.S. Dollars)

	For the Three Months Ended March 31,		For the Nine Months Ended March 31,
	2012	2011	2012	2011
Sales	$4,450,436	$3,938,921	$17,929,783	$14,662,989
Cost of sales	4,230,656	3,033,474	14,155,178	9,079,576
Gross profit	219,780	905,447	3,774,605	5,583,413
Expenses
General and administrative expenses	656,551	549,757	2,054,055	1,554,569
Amortization expenses of the intangible assets	168,943	281,870	721,339	641,684
Selling expenses	303,041	273,518	729,743	681,376
Professional fees	295,913	60,430	486,168	248,957
Stock based compensation	32,431	55,234	113,049	209,588
(Gain) on disposition of property and equipment	–	–	9,148	(366)
Total operating expenses	1,456,787	1,220,809	4,113,501	3,345,808
Income from operations	(1,237,098)	(315,362)	(338,896)	2,237,605

Fair value change on liabilities (P&L)	–	–	53,832	–
Extinguishment of liabilities	–	–	(1,753)	–
Other income (expenses), net	76,166	37,615	295,052	33,903
Government Subsidy	2,273	104,609	136,377	303,364
Finance cost	2,041	(21,897)	5,140	(44,607)
Interest income	5,668	77,687	11,941	219,028
Income before provision from income taxes	(1,150,950)	(117,348)	161,693	2,749,293

Provision for current income taxes	641	27,092	715,369	630,380
Provision for deferred income taxes	55,583	52,915	(312,046)	(180)
Net income	(1,204,174)	(197,355)	(241,630)	2,119,083
				-
Less: Net Income attributable to noncontrolling interests	160,046	(306,947)	170,927	(254,368)
Net Income attributable to Pansoft Common Shareholders	(1,047,127)	109,592	(70,702)	2,373,460
				-
Other comprehensive (loss) income	(168,563)	216,523	322,679	605,731
Comprehensive income	$(1,215,691)	$326,115	$251,976	$2,979,191

Basic net income per share	$(0.22)	$(0.04)	$(0.01)	$0.40
Diluted net income per share	$(0.22)	$(0.04)	$(0.01)	$0.40

Basic weighted average number of shares outstanding	5,355,632	5,336,632	5,355,632	5,336,632
Diluted weighted average number of shares outstanding	5,384,487	5,365,487	5,384,487	5,365,487

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Pansoft Company Limited

Consolidated Balance Sheet

(in U.S. Dollars)

	Mar 31, 2012	Jun 30, 2011
Assets
Current assets
Cash and cash equivalents	$2,901,678	$3,680,716
Account receivables, net	5,110,923	3,678,463
Unbilled revenues, net	5,605,310	7,025,926
Prepayment, deposits and other receivables	4,470,589	1,868,101
Deferred and prepaid expenses	175,191	–
Inventory	3,191,915	1,010,582
Short term investments - Available for sales	4,813,879	6,829,841
Total current assets	26,269,485	24,093,629

Non-current assets
Property and equipment, net	2,192,182	2,312,590
Long term equity investment	29,218	28,418
Deferred software development cost	45,861	–
Intangible assets	2,431,781	2,706,197
Goodwill on acquisition	2,364,428	1,373,708
Total assets	33,332,954	30,514,542

Liabilities
Accounts payable	1,641,268	969,998
Accrual and other current liabilities	3,826,195	2,012,202
Acquisition payable	1,835,481	525,709
Deferred revenue	1,162,340	2,048,859
Income tax payable	(356,763)	31,667
Deferred income taxes	607,295	570,711
Unearned government research revenue	1,166,445	683,286
Total current liabilities	9,882,261	6,842,432

Non-current liabilities
Deferred income taxes	–	181,611
Total Liabilities	9,882,261	7,024,043

Shareholders' equity
Common stock (30,000,000 common shares authorized; par value of $0.0059 per share; 5,438,232 shares issued and outstanding as of June 30, 2009)
Share capital	32,080	32,080
Treasure stocks, at cost	(681,110)	(503,602)
Additional paid-in capital	9,394,492	9,281,753
Retained earnings	8,414,787	9,782,874
Statutory reserves	1,899,668	1,429,858
Non-controlling interests	2,519,191	1,940,239
Accumulated other comprehensive income	1,871,585	1,527,297
	23,450,693	23,490,499

Total liabilities and shareholders’ equity	$33,332,954	$30,514,542

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